

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2022

Martin Galstyan
Chief Financial Officer
Toughbuilt Industries, Inc
25371 Commercentre Drive, Suite 200
Lake Forest, CA 92630

> **Re: Toughbuilt Industries, Inc**
> **Registration Statement on Form S-1**
> **Filed May 13, 2022**
> **File No. 333-264930**

Dear Mr. Galstyan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Philip Magri